AMENDMENT TO
ADMINISTRATIVE SERVICES AGREEMENT
Between
FUND FOR TAX-FREE INVESTORS, INC.
AND
FBR NATIONAL BANK & TRUST

Effective April 30, 2002, the following amendments are hereby made to the Administrative Services Agreement dated April 1, 2001 by and between Fund for Tax-Free Investors, Inc. (the "Fund") and FBR National Bank & Trust ("Agreement").

  The name of the Fund shall be changed to FBR Fund for Tax-Free Investors, Inc. and the names of each of the Fund's series listed on Schedule 2 of the Agreement shall be: FBR Tax-Free Money Market Portfolio, FBR Maryland Tax-Free Portfolio and FBR Virginia Tax-Free Portfolio.

  The following section shall replace the first two sentences under "Employment of FBR National" item 2:

  In addition to the fees described above, FBR National may impose a charge of $5 per month on any account whose average daily balance for the month falls below $1,000 due to redemptions. The fee will continue to be imposed during the months when the account balance remains below $1,000.

  The following paragraph shall be added in its entirety on page 5 of the Agreement to follow item 20.

21.  The Administrator agrees that it will only use and disclose nonpublic personal information of Fund shareholders in the ordinary course of providing contracted services to the Fund and as permitted by law.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of April, 2002.

Witness:	FBR FUND FOR TAX-FREE INVESTORS, INC.

/s/ Stephenie E. Adams	By: /s/ Webb C. Hayes, IV

Witness:	FBR NATIONAL BANK & TRUST

/s/ Stephenie E. Adams	By: /s/ Linda R. Paisley